SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on March 23rd, 2010

1. Date, Time and Place: On March 23rd,, 2010, at 7 p.m., by conference call, as expressly authorized by Article 20, §2, of the bylaws of the Company.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quora having been verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting unanimously and with no restrictions registered the subscription of 74,000,000 common shares issued by the Company in connection with the Primary Public Offering approved at the meetings of the Board of Directors held on February 8, 2010 and on March 23rd, 2010, at 6 p.m. As a result, the corporate capital of the Company is now in the amount of R$2,252,274,152.00, divided into 408,154,274 common registered shares, book-entry, with no par value.

5. CLOSING: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Presiding Board: Gary Robert Garrabrant (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Gary Robert Garrabrant, Thomas Joseph McDonald, Richard L. Huber, Caio Racy Mattar, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer